IMAGINE MEDIA, LTD.

1155 Sherman Street # 307

Denver, CO  80203

January 11, 2010

VIA EDGAR

Julie F. Rizzo

Michelle Lacko

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3561

Washington, DC  20549

Re:	Imagine Media, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed April 15, 2009
File No. 000-53316

Dear Ms. Rizzo and Ms. Lacko:

        To expedite your review, please accept the following in response to the comments of the Commission dated September 16, 2009:

Comment 1:	We note your comment regarding reference to the Private Securities Litigation Reform Act by an issuer of penny stock and will correct such disclosures in all future filings.

Comment 2:

We note your comment regarding certain disclosures contained in the Form 10-K filing as appearing to have been retained unchanged from a prospectus and will correct such language or references in future filings.

Comment 3:

We note your comment concerning our deficiency with respect to Item 9A Controls and Procedures.  This will confirm our intention to undertake the procedures and protocol required under SOX 404 and to thereafter amend our Form 10-K for the fiscal year ended December 31, 2008.  We hope to complete this within 30 days.

Comment 4:	We note your comment regarding Compensation Discussion and Analysis and will revise the Summary Compensation Table information accordingly in future filings.

Comment 5:	We note your comment concerning disclosure of stock awards in the Summary Compensation Table and will disclose accordingly in future filings.

Comment 6:	We note your comment concerning disclosure of all information required by Item 404 of Regulation S-K and will revise accordingly in future filings.

Comment 7:	We note your comment concerning independence standards and will disclose accordingly in future filings.

Comment 8:	We will include the signature of our controller or principal accounting officer in future filings.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, Imagine Media, Ltd. ___/s/ Gregory Bloom____ Gregory Bloom, President

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